

Presentation to the
Nasdaq Listing Qualifications Panel
January 21, 2016

- **Tejune Kang**, Founder, Chairman, and Chief Executive Officer of 6D Global Technologies, Inc.

- **Mark Szynkowski**, Chief Financial Officer of 6D Global Technologies, Inc.

- **Piotr ("Pete") Chrzaszcz**, Independent Director and Member of the Audit Committee of the Company's Board of Directors*

- **Michael Bannout**, Independent Director and Member of the Audit Committee of the Company's Board of Directors*

- **Barry H. Genkin**, Blank Rome LLP, Counsel to the Audit Committee of the Company's Board of Directors*

- **Michelle Gitlitz Courtney**, Blank Rome LLP, Counsel to the Audit Committee of the Company's Board of Directors*

- **David A. Donohoe, Jr.**, Donohoe Advisory Associates LLC, Advisor to the Company

- **Katherine Roberson Petty**, Donohoe Advisory Associates LLC, Advisor to the Company

- **Rob Matlin**, K&L Gates LLP, securities law counsel to the Company*

- **Peter Flocos**, K&L Gates LLP, litigation counsel to the Company*

- **Tom Fini**, Catafago Fini LLP, litigation counsel to the Company

* Participating via telephone.

I. 6D Global Technologies, Inc.

II. Benjamin Wey Did Not and Does Not Exert Control Over the Company

III. Staff's Conclusions Are Inaccurate and Misplaced

IV. Audit Committee Update: Independent Investigation

V. No Public Interest Basis for Delisting




I. 6D Global Technologies, Inc.

6D Global: Quick Facts

- **Founded in 2004 by Tejune Kang**, a Korean American entrepreneur raised in Silicon Valley; **former Oracle Corp Strategist and Engineer**

- Started as an ERP/BI consulting firm – **evolved to a full-service digital experience firm**

- **100+ staff members globally**, 50+ solution architects

- **150+ enterprise clients served**, Fortune 500 focus

- **6 strategic office locations** in CA, NY, OH, OR, MN and Ireland, with digital experts throughout US, Canada, EMEA

- **2014 Merger:** Six Dimensions, Inc. merges with Cleantech Innovations, Inc., at which time Cleantech's operations are disposed of and 6D Global is formed; Six Dimensions' operations continue

- **2015 Acquisitions**: Storycode (mobile and creative) and Swellpath (analytics)

Incorporation : Delaware
Auditor: BDO USA LLP
Legal Counsel: K&L Gates LLP

Markets Served:

- Consumer / Retail
- Leisure & entertainment / Hospitality
- Healthcare / pharmaceuticals
- Information tech / Hi-tech
- Telecommunications
- Industrial
- Manufacturing
- Financial services
- Aerospace &defense
- Higher Education
- Government

GSA Contract Holder: Schedule 70, GS35F0166X

6Dglobal.com
labs.6Dglobal.com



 Corporate Overview



6D Global:
Making Digital More Human™

6D Global is a premier digital experience company.

OUR MISSION
To create remarkable digital experiences that impact the way people live, work and play.

OUR VISION
To exceed the needs of our clients globally by delivering breakthrough digital experiences that change the world.

6D Services Across the Digital Lifecycle



CREATIVE

MOBILE

MARKETING MANAGEMENT

6D LABS

WEB EXPERIENCE

COMMERCE

ANALYTICS

6D Strategic Roadmap



Incubation
- IT Staffing Leadership
- Business Intelligence
- ERP
- Prepare for growth

2004-2010

Growth
- CMS Practice and 6D Labs launch
- Adobe Partnership and AEM leadership
- Enterprise Fortune 500 Customers
- One of Americas Fastest Growing Co's

2010-2013

Acceleration
- 2 strategic acquisitions: SwellPath and Storycode
- Google Analytics, Optimizely, Adobe Plus, AWS partnerships
- 80+ employees
- NASDAQ Trading Public Company
- $12M revenue

2014

Transformation
- End-to-end digital offering
- Global expansion: Ireland office
- 100+ employees
- Listed in 4 Russell global indexes
- Product Development
- Elastic Path and Marketo partnerships
- ReBrand

2015

Global Differentiation
- CMO Dashboard
- Product development and innovation
- Global brand recognition
- COE centers globally
- Omni-channel digital offering
- Strategic acquisitions globally
- $1B revenue target

2016-2020



Strategic Partnerships

6D Global partners with industry leaders to accelerate innovation and value

   

    

   

Some of Our Customers



Awards and Recognition

     

     

- **2015 (Dec/Jan) Silicon Review Entrepreneur of the Month**
- **2015 Best of Manhattan Award, Business Training Center Recognition**
- **Adobe 2015 Greater Portland App - Adobe App of the Week**
- **3x Inc. Magazine's America's Fastest Growing Companies (2010-2014)**
  - 2014 List with 454% growth
  - 2014 Inc. Hire Power Award
- **2x San Francisco Business Journal Fastest Growing Companies (2013, '14)**
- **USPAACC Fast 50 Asian American Businesses 2014**

- **Smart CEO Awards**
  - 2014 Tech Implementer of the Year Winner; NY Future 50 Winner; Small Business NY Winner; VOLTAGE Award Winner
  - Deals of Distinctions 2015
- **CIOReview100**
  - 2015 Enterprise IT Most Promising Companies
  - 2014 Enterprise IT Most Promising Companies
  - 2014 Oracle Most Promising Solution Providers


Six
Dimensions
Tejune Kang
Founder and CEO
NEW YORK
2014
smartCEO
Inc.500 | 5000
Conference and Awards Gala 2013
NASDAQ CONGRATULATES
6D GLOBAL TECHNOLOGIES
ON RECEIVING 2015
BEST OF MANHATTAN AWARD
NASDAQ LISTED: SIXD
Nasdaq
#LOVEISON
SmartCEO's
FUTURE 50
Inc.500 | 5000
CONFERENCE & AWARDS CEREMONY

6D In the News

ΛΦΕ
GOING PUBLIC
Click here to view our Doing Business in South Africa channel
BUSINESS & LEADERSHIP
6D Global Technologies setting up Dublin office
Planning to create 60 jobs over the next three years
Top Stories
Irish GDP to grow 5.3pc this year and 4.8pc in 2015 - BoI forecast
Bank of Ireland H1 profits more than double to €743m
Breaking News
Newly independent Portland company gets a Nasdaq-listed owner
Connect Ireland backing sees tech firm set up shop here
ConnectIreland blog
6D global
CIOReview
6D Global Technologies: Creating Remarkable Digital Experiences through 6D Services
Our aim is to help our clients stay relevant in the digital world and achieve better performance and ROI
CINCINNATI.com
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Tuesday, April 22, 2014
Six Dimensions Expands Digital and Content Management Training Services
NEW YORK BUSINESS JOURNAL
Article 1 of 21
Monday, March 23, 2015, 4:00pm EDT
New York firm is back for more with another Portland buy
Six Dimensions Announces Promotion of Managing Partner and Vice President of Digital and Content Strategy
Announces Promotion of Managing Partner and Vice President of Digital and Content Strategy
Cincinnati, OH, January 04, 2014 --(PR.com)-- Six Dimensions, a privately held provider of expert technology consulting services announced today the promotion of Matthew Sullivan to...
READ FULL ARTICLE
alteryx



6D Charity & Community Involvement

SwellPath Habitat for Humanity Volunteer Day
0:03 / 1:11











6D Management Team



Tejune Kang
Founder, Chairman & CEO



Raymond Robinson, Senior Vice President of Global Sales
Mr. Robinson has more than 20 years of global business development and account management experience. He has held various executive BD roles for companies including NTT, a multi-billion dollar provider of global services.



Mark Szynkowski, Chief Financial Officer
Mr. Szynkowski has over 24 years of experience in diverse industries with domestic and international locations. He served as CFO and Controller for multiple high-growth organizations and began his career with Ernst & Young.



Mike Telatovich, Vice President of Global Delivery
Mr. Telatovich has over 25 years of proven global experience with professional services and quality delivery. He has held various global executive roles for companies including Keane, Ernst & Young, and KPMG Consulting.



Tandy Harris, Vice President of Human Resources
Mr. Harris has over 18 years of global HR strategy experience and has held various executive global human resources roles for companies during critical periods of strategic expansion including, PricewaterhouseCoopers, and Infosys.



TJ Iaciofano, Vice President, Digital and Content Strategy
Mr. Iaciofano has over 13 years of experience in web and internet-based solution delivery as well as leading enterprise-level web-based content management systems.

16

6D Board of Directors



Tejune Kang, American/US-Based, Founder, Chairman & CEO
Founder, Former Executive at PeopleSoft/Oracle Corporation, Silicon Valley Serial Entrepreneur. BS – Managerial Economics, University of California, Davis, Harvard Business School – Owner/President/Management Program, Class of 2017.



Pete Chrzaszcz, American/US-Based, *Independent Director*
CEO of Commercial Masterminds, Inc.; Certified Commercial Investment Member (CCIM); Active leader in CCIM community, speaker for UC Berkeley Extension program; Airforce veteran. BS – Aerospace Engineering, Boston University.



Michael Bannout, American/US-Based, *Independent Director*
CEO and President of M. London Group, Inc. a multi-million dollar enterprise with world-wide distribution. Brooklyn College, NY.



Adam Hartung, American/US-Based, *Independent Director*
Managing Partner of Spark Partners. Author, Columnist, Business Consultant and speaker. No. 1 Ranked Leadership Columnist at Forbes.com. MBA – Harvard Business School



II. Mr. Wey Did Not and Does Not Exert Control Over the Company

Mr. Wey Did Not and Does Not Exert Control Over the Company

Introduction

- 6D operates independently.
- 6D's Board of Directors was not influenced by Mr. Wey.
- 6D shed Cleantech connections promptly following the merger.
- Mr. Kang obtained advice from a number of professionals.
- There is nothing nefarious about the emails to Michaela Wey.
- 6D's response to DOJ and SEC's allegations.



Mr. Wey Did Not and Does Not Exert Control Over the Company

6D Operates Independently

- Mr. Wey was not an officer, director, employee, or shareholder of the Company.
- Mr. Wey's advice was occasionally sought by the Company; however, Mr. Wey did not direct or in any way exercise control or significant influence over the Company.
- Mr. Wey was not involved in the day-to-day operations of the Company.



6D's Board Was Not Influenced by Mr. Wey

- No former or present director made any decision due to Mr. Wey's influence (or that of any of his affiliates). (See Ex. 1).

- Two present independent directors have never met or corresponded with Mr. Wey (or any of his affiliates). (See Ex. 1).

- Remaining present independent director met him on only one social occasion and never corresponded with him outside of that one occasion. (See Ex. 1).

- No former or present director ever discussed Board agenda items or 6D business with Mr. Wey (or any of his affiliates). (See Ex. 1).

Mr. Wey Did Not and Does Not Exert Control Over the Company

6D Shed Cleantech Connections Promptly Following the Merger

Entity	Connection to Cleantech	Date of Severed Connection	Replaced With
Goldman Kurland & Mohidin LLP	Auditors	10/14	BDO USA LLP
Holland and Knight LLP	Securities reporting counsel	12/14	K&L Gates LLP
William Uchimoto	Nasdaq listing counsel	12/14	Donohoe Advisory Associates
Terry McEwen	Director	11/15	No replacement; Board is now composed of 3 independent directors and Mr. Kang



Mr. Wey Did Not and Does Not Exert Control Over the Company

Tejune Kang Sought Advice from a Number of Professionals, Not Solely Mr. Wey

- Mr. Kang is an active-learner, reading the latest entrepreneurial publications and business journals and seeking input from his peers.
- He participates in multiple organizations all designed to share knowledge and information, including:
  - Entrepreneurs’ Organization;
  - Vistage;
  - Inc. Business Owners Council (“IBOC”); and
  - Peer to peer advisory for CEOs/Presidents.
- He is currently enrolled in the Harvard Owner/President/Management (“OPM”) program, Class of 2017.

23



There Is Nothing Nefarious About the Emails to Michaela Wey

- Staff's reference to some impropriety in Tejune Kang sending his draft book to Michaela Wey is unwarranted.

    - The draft book was sent to at least 13 people: David Smith – 9/28/15; Christopher Bennett – 7/28/15; Raymond Robinson – 6/18/15; Jason Porath – 6/18/15; Flora Tang – 6/18/15; Dan Brodnik – 6/18/15; Lewis Schiff – 3/12/15; Albert Lee – 3/12/15; Richard Lee – 3/5/15; Michaela Wey – 3/2/15; Gerard Casazza – 2/26/15; Jerry Cahn – 2/26/16; Joe Apfelbaum – 2/26/15. (See Ex. 2).



Mr. Wey Did Not and Does Not Exert Control Over the Company

6D's Response to DOJ and SEC's Allegations

- Severed all ties with Mr. Wey and ceased all communication with him per Board resolution on September 25, 2015.

- Formally executed a Shareholders' Agreement with NYGG Asia. (See Ex. 3).
  - The Shareholders' Agreement:
    - pertains to all shares held by NYGG Asia;
    - neutralizes the vote of those shares because its shares must be voted in proportion to the common shares; and
    - limits the transfer or sale of those shares.
  - Per Roger Li, the Managing Director of NYGG Asia, NYGG Asia entered into the voting agreement because it has full faith in 6D and its management. (See Ex. 4, Declaration of Roger Li).

- Repaid loan from Michaela Wey. (See Ex. 5).




III. Staff's Conclusions Are Inaccurate and Misplaced

Challenges to 6D's Listing

- Insinuation for the first time in Staff's Hearing Memorandum that 6D is not a real entity.

- Use of trading volume to support claims of market manipulation when Staff knew or should have known that 6D's trading volume increase was due to inclusion in the Russell 2000.

- Extensive reliance on mere allegations that pertain to other entities years prior to 6D's existence as a public company.

- Mischaracterization of Cleantech and Discover decisions (as detailed in 6D's pre-hearing submission).

- Continued reliance on discredited allegations in Discover action, particularly when Discover abandoned the action and considering DOJ and SEC had no interest in 6D or the Discover action.

27

Introduction

- SEC's Reversal of Cleantech Delisting Determination

- Discover Action Results

- No Indication of Manipulation of the Shareholder Count
  - 6D's number of shareholders exceeds initial or continued listing requirement both in December 2014 and today.
  - Staff's conclusions have no factual support.
  - There is no basis to find an insufficient number of shareholders.

- No Indication of Manipulation of the Share Price
  - Staff's conclusions have no factual support.
  - Nasdaq's Russell 2000 email predicted the volume alleged to be at issue by Staff.
  - An email from Nasdaq similarly provides cause of volatility.

SEC's Reversal of Cleantech Delisting Determination[1]

Staff's Conclusion: INACCURATE	SEC's Decision: ACCURATE
"In July 2013, the SEC remanded the delisting determination [of Cleantech] to Nasdaq on procedural grounds."	The SEC reversed the delisting determination, finding that Nasdaq's four bases to conclude CleanTech had intentionally and repeatedly withheld documents did not "exist in fact": • The evidence did not support a finding that Staff even requested the documents at issue; • The evidence did not support a conclusion that Cleantech intentionally failed to provide information; • The evidence did not show that Cleantech should have considered the documents as part of the request; and • Nasdaq's position that Cleantech had a pattern of withholding documents was not substantiated.

1   See generally In re CleanTech Innovations, Inc., Opinion, Release No. 69968, (SEC July 11, 2013)

Discover Action Results

Staff's Conclusion: INACCURATE	Discover Action Results: ACCURATE
"The motion for attachment was denied pending discovery among the parties." (Delisting Deter. Letter, at 3).	• The Court issued a comprehensive 28-page decision, rejecting Discover's 11 claims and finding that the evidence Discover submitted did not demonstrate a likelihood of showing a likelihood of success on the merits as to any of his claims. • Discover never appealed or otherwise pursued its claims; its claims have been discredited and abandoned and cannot be instructive of anything in this action.
"The Court did not discredit the information contained in the affidavits or otherwise determine the information was invalid or inaccurate." (Hearing Memo., at 5 n.23).	The Court *did* discredit the Discover executive's affidavit by finding, in direct contravention to the Discover's executive's statements, that "Discover has not shown a likelihood of success in proving that We[y] actually controlled and dominated 6D."[1]
There is an insinuation that the DOJ "intend[s] to bring additional charges in a new indictment." (Hearing Memo., at 1 n. 2)	The SEC and DOJ have no interest in 6D. (See Ex. 6, 2:24 -3:2, 44:21-45:21).

30

6D's Number of Shareholders Exceeds Initial or Continued Listing Requirement in December 2014 and Today.

- Required number of shareholders:
  - 300 round-lot shareholders for initial listing; and
  - 300 public shareholders for continued listing.

- 6D, in its initial listing, had submitted 353 round-lot shareholders.
  - Staff alleges that there were only 321 round-lot shareholders without explaining why they reduced the number from 353.
  - Even if the 321 is presumed accurate, the number exceeds the initial listing requirement.

- As of late 2015, 6D had:
  - more than 1,000 public shareholders, the vast majority of which – 778 – were non-objecting beneficial owners ("NOBOs") who hold their shares at a registered broker-dealer; and
  - more than 600 round-lot shareholders.

- These numbers far exceed the requirements for initial or continued listing in December 2014 and today.

31

There Is No Basis to Find an Insufficient Number of Shareholders

- Presuming that the Staff's calculation of 321 is accurate, Staff has offered no evidence that 22 of the shareholders should be discounted.

- The vast majority of the shareholders received shares via a private placement, a conversion of debt to equity, or a broker-dealer both as of December 2014 and today.

- It is improper to question investors based on foreign address.
  - Discriminatory to discount investors on basis of foreign address alone.
  - Illogical based upon publicly-available Anti-Money Laundering ("AML") risk analysis for these jurisdictions. Example:
    - Basel AML Index 2015 Report ranks countries according to their risk of money laundering and terrorist financing.[1]
      - Of the 37 investors, 32 are from countries comparably ranked or lower risk than the U.S. Those five countries are Canada, Germany, Italy, Moldova, and Romania.
      - The remaining 5 investors are from the Ukraine, which is not even in the bottom quadrant of countries.
  - Illogical based upon Office of Foreign Assets Control List ("OFAC List") as to the individual investors.
    - The OFAC List is a reference tool providing notice of actions by OFAC with respect to Specially Designated Nationals and other persons whose property is blocked.
    - None of the 37 investors identified as foreign investors are on the OFAC List.

32

1   See International Centre for Asset Recovery, Basel AML Index 2015 Report, at 1-2 (4th ed. 2015).

Share Price Manipulation: Staff's Conclusions Have No Factual Support

- Staff again relied on allegations in DOJ and SEC actions against Mr. Wey and his affiliates.

- SEC precedent precludes reliance on mere allegations.

- Allegations do not pertain to 6D, and the allegations as to Cleantech precede 6D's existence as a public company by nearly 4 years.

- More importantly, Staff failed to note that Nasdaq had provided explanations for the shares' volatility – and it was not share price manipulation.

No Indication Share Price Manipulation Occurred:
Nasdaq's Russell 2000 Email Predicted the Volume Alleged to Be at Issue by Staff

Staff's suggestion that the share volume of 1,604,000 on June 26 evidences stock manipulation is troublesome because NASDAQ predicted the volume that day because of 6D's addition to the Russell 2000.

Staff's Conclusion: INACCURATE	Nasdaq 6/17/2015 Email (see Ex. 7): ACCURATE
"This history of alleged stock manipulation by Wey and others close to the Company is concerning because the stock has experienced a wide range of prices and trading volumes. . . . The trade volumes on those days ranged from a low of 58,400 shares traded (June 27th) to a high of 1,604,000 (June 26th)."	"As you are probably aware, the Russell family of Index funds will perform its annual "Reconstitution" on _Friday, June 26th_. Trading in many U.S. stocks, particularly additions to or deletions from a Russell index, will see significant trading volume at the close and in "after hours" trading that day. SIXD is being added to the Russell 2000 and will therefore likely see significant demand from index funds looking to replicate the new Russell weightings. Convergex has prepared an analysis of expected net demand by indexers in your company's stock. They have provided this to us, and _estimate* that index demand will be 1,521,242 shares_, about 72.9 times the 30-day average trading volume in your stock.""

No Indication Share Price Manipulation Occurred:
An Email from Nasdaq Similarly Provides Cause of Volatility

- Staff has suggested that there was stock manipulation because of volatility in price and volume between June 26 and July 10, 2015.

- NASDAQ itself identified the cause, which was not stock manipulation, in a 7/9/15 email to Mr. Kang. (See Ex. 8):

"The trading volume was heavy today, more so in the morning than afternoon. It appears the higher prices seen in the morning gave way to profit-taking in the afternoon. Below I list the reporting brokers that were in the stock today, and names such as Raymond James and JP Morgan suggest activity from larger portfolio managers."





IV. Audit Committee Update: Independent Investigation

Independent Investigation

- 6D's Audit Committee authorized an independent investigation.

- 6D's Audit Committee retained Blank Rome LLP ("Blank Rome") to conduct the Investigation.

- Blank Rome is actively conducting the investigation.





V. No Public Interest Basis for Delisting



No Public Interest Basis for Delisting

Corporate overview

- 6D respectfully requests that this Panel determine that
  - there are no public interest concerns to support a delisting determination; and
  - the trading halt should be released.



6D global